Exhibit 99.2

GOLD ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of United States Dollars unless otherwise stated)

May 16, 2022

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

General

This management’s discussion and analysis (“MD&A”) of financial condition and results of the operations should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended March 31, 2022, and its Annual Report on Form 20-F (the “Annual Report”), including the Company’s audited consolidated financial statements and the notes thereto, for the year ended September 30, 2021, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company’s unaudited condensed interim consolidated financial statements for the three and six months ended March 31, 2022, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting.

Unless otherwise stated, all information contained in this MD&A is as of May 16, 2022. Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. References in this MD&A to the “Company”, “Gold Royalty” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Business Overview

Gold Royalty is a precious metals-focused royalty company offering creative financing solutions to the metals and mining industry. The Company’s diversified portfolio includes 195 royalties across producing, developing, advanced-exploration and early-exploration staged properties.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada. The Company’s common share (the “GRC Shares”) and its common share purchase warrant are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

Business Strategy

The Company’s mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors. Currently, the Company directly and indirectly holds 195 royalty interests, including royalty interests on 6 producing projects, 21 developing projects, 31 advanced-exploration projects and 137 early-exploration projects as part of this royalty generator model.

In carrying out its long-term growth strategy, the Company seeks out and continually reviews opportunities to expand its portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, the Company’s acts as a source of financing to mining companies for the development and exploration of projects.

The Company’s “royalty generator model” is focused on mineral properties held by the Company and its subsidiaries and additional properties they may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest. The Company believes the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

The Company generally does not conduct development or mining operations on the properties in which it holds interests and it is not required to contribute capital costs for these properties. The Company may, from time to time, conduct non-material exploration related activities to advance its royalty generator projects.

1

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Highlights for the Three and Six Months Ended March 31, 2022

For the three and six months end March 31, 2022, highlights included:

●	Record revenues of $0.6 million and $1.2 million for the three and six months ended March 31, 2022, respectively.
●	Strong projected revenues for Gold Royalty’s first full fiscal year of business of approximately $5 million with robust and peer-leading multi-year expected growth in revenues as the underground expansion of Canadian Malartic ramps up and the Côté and Beaufor gold mines expect to begin production.
●	Inaugural quarterly dividend paid during the second quarter of 2022, yielding over 1% annually at current share prices.
●	Available liquidity(1) of approximately $25.1 million as at March 31, 2022, positioning the Company well for further growth.
●	During the quarter, the Company continued its rapid growth by:

○	completing the acquisitions of Abitibi Royalties Inc. (“Abitibi”) and Golden Valley Mines and Royalties Ltd. (“Golden Valley”);
○	acquiring a royalty on IAMGOLD’s Côté Gold project;
○	expanding its royalties on Monarch Mining’s Beaufor mine and other gold projects; and
○	continuing the generation of additional royalties through its Royalty Generator model.

●	Gold Royalty now has 195 royalties focused on the best mining jurisdictions in the Americas.

(1) Comprised of cash and marketable securities, net of accounts payable and accrued liabilities.

Select royalty portfolio highlights for the three months ended March 31, 2022 included:

●	At the Odyssey Project (3.0% net smelter return (“NSR”) royalty), Agnico Eagle Mines Limited (“Agnico Eagle”) announced that underground development and surface construction activities remain on schedule and on budget. There are 15 drills active on the property, with 3 underground drills completing infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie mineralization.
●	At the Beaufor Mine (1.0% NSR and per tonne royalty (“PTR”)), Monarch Mining Corporation (“Monarch”) announced that it secured additional funding from royalty financing from Gold Royalty and is on track to commence production in June of 2022.
●	At Fenelon (2.0% NSR), Wallbridge Mining Company Limited (“Wallbridge”) disclosed a successful start to their 2022 fiscal year, 115,000 metre drill program with additional high-quality gold intercepts inside its 2021 Mineral Resource estimate. On April 4, 2022, Wallbridge announced the appointment of Anthony Makuch, former CEO of Kirkland Lake Gold, as Chairman of its Board of Directors.
●	At REN (1.5% NSR and 3.5% net profit interest (“NPI”)), Barrick Gold Corporation (“Barrick”) released a maiden inferred resource estimate earlier this year, and disclosed that it has initiated various mining studies on the geotechnical, ventilation, and dewatering parameters to optimally design this part of the Goldstrike mine.
●	At Côté Gold Project (0.75% NSR), IAMGOLD Corporation (“IAMGOLD”) updated its guidance of commencing production by extending to the end of 2023 in a press release dated May 3, 2022, while disclosing a likely material increase in capital costs to complete construction of the project. Gold Royalty highlights that it is insulated from cost inflation as a royalty holder.

See “Selected Asset Updates” for further information.

2

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Recent Developments

The following is a description of selected recent business developments for the six months ended March 31, 2022. See also “Selected Asset Updates” for information regarding recent developments respecting the selected projects in which the Company holds royalty interests.

Offer to Acquire Elemental Royalties

On December 20, 2021, the Company announced its intention to offer to acquire all of the common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”). On January 11, 2022, the Company formally commenced the offer (the “Elemental Offer”). Under its terms, the Company offered Elemental shareholders 0.27 GRC Shares in exchange for each Elemental Share, together with certain rights under Elemental’s shareholder rights plan dated December 30, 2021. On May 12, 2022, the Company announced that it had determined to allow the Elemental Offer to expire as the conditions thereto had not been met. No Elemental Shares were acquired by the Company thereunder.

Monarch Mining Corporation Royalty Financing

On April 6, 2022, the Company completed a royalty financing transaction with Monarch. Pursuant to the definitive agreement, the Company provided approximately $3.6 million (C$4.5 million) in additional royalty financing to Monarch in exchange for increasing the size of the Company’s existing royalties and provided an additional $0.8 million (C$1 million) in equity financing to Monarch by participating in its marketed private placement. Pursuant to the transaction, among other things:

●	the existing C$2.50 PTR on material from the Beaufor Mine through the Beacon Mill was increased to C$3.75/t on material from the Beaufor Mine and C$1.25/t on material from the McKenzie Break, Croinor Gold, and Swanson properties;

●	the existing 2.50% NSR royalties on Monarch’s McKenzie Break, Croinor Gold, and Swanson properties was increased to a 2.75% NSR over the properties;

●	Monarch’s existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson properties was extinguished; and

●	the Company retained pre-emptive rights on any future PTRs on the Beacon Mill and retained a right of first refusal on the creation of any additional NSR properties over the McKenzie Break, Croinor Gold, and Swanson properties.

Pursuant to the private placement, the Company acquired 1,666,667 units of Monarch at a price of C$0.60 per unit. Each unit consists of one common share of Monarch and one transferable common share purchase warrant, with each warrant entitling the holder to acquire an additional common share for C$0.95 for a period of 60 months following the date of issuance thereof.

Acquisition of Royalty on Côté Gold Project

On March 1, 2022, the Company completed the acquisition of an existing 0.75% NSR royalty on a portion of the Côté Gold Project, located in Ontario Canada, owned by IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. The Company paid total consideration to a third-party holder of $15.8 million for the royalty at closing, which comprised of $15 million in cash and the issuance of 207,449 GRC Shares.

3

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Revolving Credit Facility

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10 million secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional $15 million of availability (the “Accordion”).

The Facility is secured against certain assets of the Company and is available for general corporate purposes, acquisitions and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR Rate is the Term SOFR Reference Rate published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments.

As of the date hereof, the Company has drawn $10 million under the Facility.

Inaugural Quarterly Cash Dividend Program

On January 18, 2022, the Company announced that its board of directors approved the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of US$0.01 per GRC Share. The dividend was paid on March 31, 2022 to shareholders of record as of the close of business on March 15, 2022.

The dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of the board of directors of the Company based on relevant factors, including, among others, the Company’s financial condition and capital allocation plans.

Option Agreement on Eldorado Project

On January 14, 2022, Nevada Select Royalty, Inc., a wholly-owned subsidiary of the Company, granted an option to a third party to purchase 100% of its right, title, and interest in its Eldorado Project for a 3.0% NSR and aggregate cash payments of $2 million, of which $0.08 million has been received. The balance of the cash payments is due as follows:

●	$0.12 million on or before January 14, 2023;
●	$0.4 million on or before January 14, 2024 and January 14, 2025 and;
●	$0.5 million on or before January 14, 2026 and January 14, 2027.

Acquisition of Golden Valley and Abitibi

On September 6, 2021, the Company entered into definitive agreements with each of Golden Valley and Abitibi, to acquire all of their outstanding shares by way of statutory plans of arrangements (collectively, the “Golden Valley and Abitibi Arrangements”).

The Golden Valley and Abitibi Arrangements became effective on November 5, 2021. Pursuant to the terms thereof, the Company acquired all the issued and outstanding Golden Valley and Abitibi common shares, as follows:

●	GRC issued 2.1417 GRC Shares to Golden Valley shareholders for each Golden Valley common share; and
●	GRC issued 4.6119 GRC Shares to Abitibi shareholders for each Abitibi common share.

The total consideration paid by the Company to holders of Golden Valley and Abitibi shares on closing consisted of an aggregate of 61,104,200 GRC Shares. Additionally, pursuant to the plan of arrangement with Golden Valley, each of Golden Valley’s 1,166,389 share purchase options that were outstanding immediately prior to the effective time were exchanged for options to purchase 2,498,045 GRC Shares.

4

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Based on the share price of the GRC Shares, and the estimated fair value of Gold Royalty options issued in exchange for Golden Valley options, the total consideration for the acquisition was approximately $306 million. The Company began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi from November 5, 2021.

The royalties indirectly acquired by the Company through this transaction, included, among others:

●	four royalties (1.5% NSR, 2% NSR, 3% NSR, 15% NPI) on portions of the Canadian Malartic Property; and
●	a royalty (2.5% to 4.0% NSR) on Cheechoo, which is proximate to Newmont Corporation’s Éléonore Mine in Québec.

Selected Asset Updates

The following is a summary of selected recent developments as announced by the operators of the underlying projects. Readers should refer to the disclosure documents of the applicable operators referenced below for further information regarding such developments.

Please see the Company’s Annual Report for additional information regarding the Company’s material properties and descriptions of the royalties on such properties and its other key royalty interests.

Canadian Malartic Property

The Company holds four royalties on the Canadian Malartic Property, including a 3.0% NSR royalty on portions of the Canadian Malartic mine. The royalty does not apply to the entire mine property, and only applies to a portion of the open pit areas where a majority of production to date has occurred. However, the royalty does apply to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Mine Property.

The Company also holds 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% can be bought back for $1 million) and a 15% NPI on the Radium Property.

In a press release dated April 28, 2022, Agnico Eagle reported the underground development and surface construction activities for the Odyssey Project remain on schedule and on budget as of the date hereof. It further disclosed that fifteen drills are active on the property, with 3 underground drills completing infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie mineralization. The headframe and hoistroom construction continued in the first quarter of calendar year 2022 and the structural steel installation began in early January 2022. Agnico Eagle disclosed that shaft sinking is expected to begin in the fourth quarter of calendar year 2022 and the first underground production it expected to commence in the first half of calendar year 2023.

In a press release dated February 23, 2022, Agnico Eagle disclosed that it had, together with its partner Yamana Gold Inc. (“Yamana”), reviewed the potential to increase capacity in a portion of the tailings facility. However, the parties determined that the best option was to optimize the processing plan in order to improve the production profile during the transition to the Odyssey underground project, which has resulted in an adjustment to the process rate to 51,500 tonnes per day in 2022 and is expected to enhance the financial metrics and cash flow in the near-term. Agnico Eagle further disclosed that the process rate is forecast to return to full capacity of approximately 60,000 tpd in the second half of 2024 as the underground mining operations ramp up.

In its press release dated February 13, 2022, the Agnico Eagle disclosed estimated full year guidance for 2022 is 660,000 ounces (on 100% basis). Such guidance applies to the entire Malartic property and is not limited to the portions covered by the Company’s royalty.

5

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Jerritt Canyon Mine

The Company holds a 0.5% NSR royalty over the Jerritt Canyon Mine. The Company also holds an additional PTR interest on the Jerritt Canyon processing facility.

On March 10, 2022, First Majestic Silver Corp. (“First Majestic”) reported 68,567 ounces of produced gold for the full year 2021 at the Jerritt Canyon Mine.

On April 18, 2022, First Majestic issued a press release, which included, among other things, the following results and updates for its Jerritt Canyon Mine for the quarter ended March 31, 2022:

●	20,707 ounces of gold produced, representing a 12% decrease compared to the prior quarter. The decrease was primarily due to adverse weather conditions in January 2022 which resulted in a 10% reduction in tonnes processed. Overall, the mill processed a total of 230,001 tonnes of ore with an average gold grade and recovery of 3.39 g/t and 83%, respectively; and

●	First Majestic commenced rehabilitation efforts in the West Generator underground mine and expected to begin shipping ore to the plant by the end of the quarter ending June 30, 2022. This new area, along with the rehabilitation of the Saval II underground mine, is anticipated by First Majestic to increase mine throughput and the average gold head grade at the plant in the second half of 2022.

REN Project

The Company holds a 1.5% NSR and a 3.5% NPI over the REN project.

On May 4, 2022, Barrick announced its results for the first quarter of 2022, which included a presentation by President and CEO, Mark Bristow who highlighted that REN, the northern underground extension of the Goldstrike Mine, was a project that is expected by Barrick to grow in 2022, stating “Ren is another expanding opportunity. Last year we declared a maiden inferred resource of 1.2Moz and recent results have not only confirmed the model but have continued to expand the JB Zone resource to the south. Mineralization remains open at both JB and Corona Corridors. We have initiated various mining studies on the geotechnical, ventilation, dewatering parameters to optimally design this part of the mine.”

Barrick had previously noted they are targeting to bring REN into the Goldstrike mine plan in the short term. In its Q1 2022 results, Barrick disclosed that its previously disclosed maiden inferred resource is expected by Barrick to grow further based on recent exploration results including the following highlights:

●	MRC-21016: 36.6m at 13.95g/t
●	MRC-21014: 7.6m at 17.49g/t
●	MRC-21013: 10.7m at 9.19g/t
●	MRC-21015: 12.2m at 9.63g/t and 14.0m at 5.25g/t
●	MRC-21012: 10.7m at 10.22g/t

Côté Gold Project

The Company holds a 0.75% NSR over the southern portion of the Côté Gold Project Pit.

On May 3, 2022 IAMGOLD reported its financial and operating results for the quarter ended March 31, 2022. In such disclosure, IAMGOLD updated its guidance of commencing production at Côté by extending to the end of 2023 while disclosing a likely material increase in capital costs to complete construction at the project. Gold Royalty highlights that it is insulated from cost inflation as a royalty holder.

Despite potential capital cost increases, IAMGOLD disclosed in the project’s technical report that Côté is still positioned to be a robust, Tier I, low-cost and long-life asset with the current mine plan outlining a 36,000 tpd open pit operation with estimated average annual production of 489,000 oz Au over the first 5 years of operation, and average annual production of 367,000 oz Au at an AISC of US$802/oz over the 18-year mine life.

6

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

IAMGOLD disclosed in its press release on May 3, 2022 that the Côté Project is 49% complete with detailed engineering of the project being 96.6% complete. It further disclosed that mining activities during the quarter ended March 31, 2022 focused on overburden pre-stripping and bulk rock excavation in the pit while various facilities are currently under construction at site. It further disclosed that key permits have already been received with some minor permits are expected by it to be obtained before commercial production.

Fenelon

The company holds a 2.0% NSR Royalty over the Fenelon Gold Project in Quebec.

In a press release dated April 7, 2022 Wallbridge announced a successful start to their 2022, 115,000 metre drill program. It disclosed that the program aims to expand the existing resource footprint laterally, in directions where the mineralization is open, while seeking to discover new satellite zones in proximity of the known deposit. In a press release dated March 24, 2022 Wallbridge announce the company had completed approximately 1,800 metres of underground development over the course of 2021 and early 2022, providing access to Area 51 gold mineralization and establishing drilling platforms to be used in future resource drill programs.

In a press release dated April 28, 2022, Wallbridge reported positive assay results from the ongoing drill program at Fenelon, including significant gold mineralization in the Ripley Zone, located one kilometre south of the Fenelon mineral resource footprint. The results demonstrate the potential for this zone to be included in an updated Fenelon mineral resource estimate expected in 2023. It further disclosed that 2022 drilling has also discovered additional high-quality gold intercepts inside the 2021 Mineral Resource estimate and has expanded Area 51 Zone to the southwest.

In a press release dated April 4, 2022 Wallbridge announced that it appointed Anthony Makuch, former CEO of Kirkland Lake Gold, as Chairman of the Board of Directors.

Other Assets

●	On March 17, 2022, Monarch released additional results from its 2021 underground drilling program on its Beaufor Mine. The results presented here come exclusively from hole BEU-21-30-032, targeting the western strike extension of the Q Zone. The target area returned an impressive 19.05 g/t Au over 6.8 m, including 12.56 g/t Au over 1.4 m and 54.68 g/t Au over 2.0 m. These diamond drill results are significant and exciting as they confirm the continuity of this ore zone for at least 150 m westward along strike and 150 m down-dip. Monarch is continuing its exploration definition drilling, with five underground drill rigs, and expects to restart operations by June 2022.

●	Calibre Mining Corp. (“Calibre”) announced on January 18, 2022 in a press release, its previously unreleased results from nine drillholes of an exploration drill program at the Gold Rock Project. The Company holds a 0.5% NSR royalty over the Gold Rock Project in Nevada.

●	In a press release dated March 1, 2022, Fortitude Gold Corp. (“Fortitude”) disclosed its Mineral Reserve statement as of December 31, 2021. Fortitude also disclosed estimated 2022 guidance from the Isabella Pearl Mine to range between 36,000 to 40,000 gold ounces. It further disclosed that the permitting process was started in 2021 to connect the Isabella Pearl Mine to the electrical power grid, a shift that is expected to reduce energy costs by approximately $80,000 per month once complete. The capital cost to switch from diesel power generation to the electric grid is budgeted by Fortitude at approximately $1.6 million and is expected by it to be completed in 2022, subject to NV Energy timeframes. The Company holds a 0.375% gross revenue royalty over the Isabella Pearl Mine in Nevada that generated $0.1 million of royalty revenue to the GRC and its predecessor companies over the last 12 months. Refer to the technical document titled “S-K 1300 Technical Report Summary, Isabella Pearl Mine, Mineral County, Nevada”, dated February 25, 2022.

●	Gold Standard Ventures Corp. (“GSV”) disclosed in its press release dated March 15, 2022, the filing of the feasibility study on the South Railroad Project. GSV states that this feasibility study supports a technically straightforward open pit mine and run-of-mine heap leach operation with low capital intensity providing rapid payback and a peer leading returns. Refer to the technical report titled “South Railroad Project NI 43-101F Technical Report, Feasibility Study, Elko, Nevada, USA”, dated March 14, 2022.

7

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Subsequently, in a press release dated April 18, 2022, GSV announced plans for its 2022 first stage exploration program on its +21,000 hectare land package in Nevada’s Carlin Trend. The first stage program includes approximately 5,700 meters of reverse-circulation and core drilling over 20 holes. Drilling is scheduled to start in May 2022. Based on the results of the first stage exploration program, GSV intends to develop a second stage exploration program to be completed in the Fall and Winter of 2022.

The Company holds a 0.44% NSR royalty over portions of the Railroad-Pinion Project in Nevada.

●	GoldMining Inc. (“GoldMining”) disclosed in its press release dated February 28, 2022 the creation of a new subsidiary, U.S. GoldMining Inc., which will be focused on advancing the Whistler gold-copper project located in Alaska. The board of directors of GoldMining has approved a strategy to have U.S. GoldMining Inc. operate as a separate public company through an initial public offering or similar transaction. The Company holds a 1.0% NSR royalty over the Whistler gold-copper project.

●	On April 12, 2022, GoldMining announced that it has commenced a program of exploration drilling on the La Garrucha target, located less than one kilometre to the east and immediately adjacent to the existing Mineral Resources on the La Mina project, located in Antioquia, Colombia. The Company holds a 2.0% NSR royalty over the entire La Mina project, including the La Garrucha target.

●	During the period, mining operations at the Rawhide Mine were largely suspended due to working capital constraints of the operator. The Company has been informed that the operator is evaluating strategic options to address the constraint including outright sale. The Company has reviewed the underlying circumstances and has determined to recognize an impairment charge of $3.8 million on its Rawhide royalty during the period ended March 31, 2022.

Further information regarding the foregoing projects and operator disclosures can be found in the applicable disclosures of the operators referenced herein.

COVID-19 Pandemic and Current Economic Environment

The Company continues to closely monitor the ongoing COVID-19 pandemic. While governments have implemented vaccination programs, the COVID-19 pandemic continues to result in widespread global infections and fatalities, market volatility and impacts to global economic activity. From time to time, numerous governments have implemented measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. Despite reductions in such measures and the current vaccination programs being instituted by many governments, there remains significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on the operations of the projects underlying the Company’s interests, on the Company’s employees and on global financial markets.

The Company cannot currently predict whether the recent emergence of new strains or continued infections or fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects which could have a material adverse impact on the Company’s results of operations and financial condition. In addition, the ongoing COVID-19 pandemic and related mobility, travel and other restrictions are expected to continue to impact the Company’s ability to complete site-visits and diligence of potential royalty acquisition opportunities.

8

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Summary of Quarterly Results

The following table sets forth selected financial results of the Company for each of the quarterly periods indicated.

	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Royalty and option income	638	533	192	-
Net loss	(2,388)	(6,841)	(9,216)	(3,035)
Net loss per share, basic and diluted	(0.02)	(0.06)	(0.17)	(0.07)
Dividends declared per share	0.01	-	-	-
Non-IFRS and Other Measures
Adjusted Net Loss*	(3,269)	(3,540)	(4,423)	(2,260)
Adjusted Net Loss Per Share, basic and diluted*	(0.02)	(0.03)	(0.08)	(0.05)
Total Gold Equivalent Ounces (“GEOs”)*	345	288	104	-
Cash used in operating activities, excluding changes in non-cash working capital*	(3,177)	(5,894)	(6,341)	(2,249)
Statement of Financial Position
Total assets	678,035	677,364	279,499	101,368
Total non-current liabilities	138,779	141,450	47,260	-

	March 31, 2021	December 31, 2020	September 30, 2020	From incorporation June 23, 2020 to June 30, 2020
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Royalty and option income	-	-	-	-
Net loss	(2,256)	(500)	(137)	(4)
Net loss per share, basic and diluted	(0.08)	(0.04)	(136,837)	(3,794)
Dividends declared per share	-	-	-	-
Non-IFRS and Other Measures
Adjusted Net Loss*	(2,227)	(431)	(137)	(4)
Adjusted Net Loss Per Share, basic and diluted*	(0.08)	(0.04)	(136,837)	(3,794)
Cash used in operating activities, excluding changes in non-cash working capital*	(1,249)	(421)	(137)	(4)
Statement of Financial Position
Total assets	103,303	15,928	55	-
Total non-current liabilities	-	-	-	-

* See “Non-IFRS Measures”.

9

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Changes in net loss from quarter to quarter for the period from incorporation to date have been affected primarily by increased corporate activity following the Company’s initial public offering (the “IPO”), professional and consulting fees incurred in connection with the acquisition of Ely, the business combinations with Golden Valley and Abitibi, and professional fees incurred in connection with corporate activities conducted during the respective periods. The increase in net loss in the three months ended March 31, 2022, compared to the three months ended March 31, 2021, is primarily attributed to insurance expense, professional fees incurred for the Elemental Offer and other corporate activities, increase in salaries and share-based compensation due to the addition of employees to support the growth of the business, marketing expense in connection with the Company’s awareness programs, and impairment loss and offset from derivative and marketable securities gain.

For the three and six months ended March 31, 2022, the Company generated revenue of $0.6 million and $1.2 million from the portfolio of royalties and optioned mineral properties that were acquired in August 2021 and November 2021 through the acquisitions of Ely, Golden Valley and Abitibi. The following provides a breakdown of the Company’s revenue by countries for the periods indicated:

The Company did not generate revenues in the comparative period of 2021.

During the three and six months ended March 31, 2022, the Company incurred a net loss of $2.4 million and $9.2 million respectively, compared to $2.3 million and $2.8 million for the corresponding periods of 2021. The increase in net loss was primarily the result of increased corporate activity and included one-time, non-recurring costs specific to the acquisitions of Ely, Golden Valley and Abitibi and the Elemental Offer of approximately $5.0 million, an impairment loss of $3.8 million, partially offset by derivative and marketable securities gain.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the gold markets, general financial market conditions, and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying the Company’s interests, as discussed elsewhere in this MD&A.

10

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Outlook

Based on the production guidance published to date by the operators of the producing properties underlying the Company’s existing royalties and a forecasted gold price ranging from $1,700 per ounce to $2,000 per ounce, the Company currently expects revenues to be between $4.6 million and $4.8 million for the fiscal year ending September 30, 2022. Also See “Non-IFRS Measures”.

The foregoing projected outlook constitutes forward-looking information and is intended to provide information about management’s current expectations for the Company’s 2022 fiscal year. Although considered reasonable as of the date hereof, such outlook and the underlying assumptions may prove to be inaccurate. Accordingly, actual results could differ materially from the Company’s expectations as set forth herein. See “Forward-Looking Statements”.

In preparing the above outlook, the Company assumed, among other things, that the operators of the projects underlying royalties will meet expected production milestones and forecasts for the applicable period. This section includes forward-looking statements. See “Forward-Looking Statements”.

Non-IFRS measures

The Company has included, in this document, certain performance measures, including: (i) Adjusted Net Loss; (ii) Adjusted Net Loss Per Share; (iii) cash flows from operating activities, excluding changes in non-cash working capital; and (iv) GEOs, which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

●	Adjusted Net Loss

Adjusted Net Loss is calculated by deducting the following from net loss: transaction-related expenses, share of loss and dilution gain in associate, impairment, changes in fair value of derivative liabilities and short-term investments, gain on disposition of short-term investments, foreign exchange gain/(loss) and other income. Adjusted Net Loss Per Share, basic and diluted per share have been determined by dividing the Adjusted Net Loss by the weighted average number of GRC Shares for the applicable period. The Company has included this information as management believes that they are useful measures of the performance measurement as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

(in thousands of dollars, except per share amounts)	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Net loss	(2,388)	(6,841)	(9,216)	(3,035)
Transaction-related expenses	960	4,058	2,425	810
Share of loss in associate	108	143	-	-
Dilution gain in associate	(80)	-	-	-
Impairment on royalties	3,821	-	-	-
Change in fair value of derivative liabilities	(1,798)	(90)	1,511	-
Change in fair value of short-term investments	(2,707)	(542)	168	-
Gain on disposition of short-term investments	(1,168)	-	-	-
Foreign exchange (gain)/loss	(13)	(23)	705	9
Other income	(4)	(245)	(16)	(44)
Adjusted Net Loss	(3,269)	(3,540)	(4,423)	(2,260)
Weighted average number of common shares	134,019,359	109,907,519	54,387,749	41,602,391
Adjusted Net Loss Per Share, basic and diluted	(0.02)	(0.03)	(0.08)	(0.05)

11

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

(in thousands of dollars, except per share amounts)	March 31, 2021	December 31, 2020	September 30, 2020	From incorporation June 23, 2020 to June 30, 2020
Net loss	(2,256)	(500)	(137)	(4)
Foreign exchange loss	29	69	-	-
Adjusted Net Loss	(2,227)	(431)	(137)	(4)
Weighted average number of common shares	26,921,180	11,252,989	1	1
Adjusted Net Loss Per Share, basic and diluted	(0.08)	(0.04)	(136,837)	(3,794)

●	GEOs
Total GEOs are determined by dividing royalty and option income by $1,850/oz (average of $1,700/oz and $2,000/oz). The Company has included this information as management believes certain investors use this information to evaluate the Company’s performance in comparison to other gold royalty companies in the precious metal mining industry.

Cash flow used in operating activities, excluding changes in non-cash working capital
●	Cash flow used in operating activities, excluding changes in non-cash working capital is determined by excluding the impact of changes in non-cash working capital items to or from cash used in operating activities. The Company has included this information as management believes certain investors use this information to evaluate the Company’s performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of operating cash flows to operating cash flows, excluding changes in non-cash working capital:

	March 31, 2022	December 31, 2022	September 30, 2021	June 30, 2021
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(2,388)	(6,841)	(9,216)	(3,035)
Items not involving cash:
Depreciation	15	9	5	-
Depletion	488	287	164	-
Interest expense	105	-	-	-
Interest income	(1)	(2)	(12)	(44)
Share-based compensation	1,146	901	1,068	830
Change in fair value of short-term investments	(2,707)	(542)	168	-
Gain on disposition of short-term investments	(1,168)	-	-	-
Change in fair value of derivative liabilities	(1,798)	(90)	1,511	-
Impairment on royalties	3,821	-	-	-
Share of loss in associates	108	143	-	-
Dilution gain in associates	(80)	-	-	-
Deferred tax recovery	(652)	167	-	-
Unrealized foreign exchange loss	(66)	74	(29)	-
	(3,177)	(5,894)	(6,341)	(2,249)

12

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

	March 31, 2021	December 31, 2020	September 30, 2020	From incorporation June 23, 2020 to June 30, 2020
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(2,256)	(500)	(137)	(4)
Items not involving cash:
Interest income	(8)	-	-	-
Share-based compensation	1,015	79	-	-
	(1,249)	(421)	(137)	(4)

Discussion of Operations

Three months ended March 31, 2022, compared to three months ended March 31, 2021

During the three months ended March 31, 2022, the Company had record revenue of $0.6 million. No revenue was earned in the comparative period of 2021. The revenue primarily consists of revenues relating to royalties and optioned mineral properties acquired in August 2021 and November 2021 through the Company’s acquisitions of Ely, Golden Valley, and Abitibi.

The Company incurred consulting fees of $0.5 million during the three months ended March 31, 2022. The increase in consulting fees consist of a general increase in corporate activities during the period.

During the three months ended March 31, 2022, the Company incurred management and directors’ fees of $0.3 million. Management and directors’ fees primarily consisted of salaries paid or payable to members of senior management and fees paid to the directors of the Company. The Company’s Chief Executive Officer and directors did not receive salary or directors’ fees before the completion of the Company’s IPO in March 2021.

During the three months ended March 31, 2022, the Company incurred general and administrative costs of approximately $1.5 million. General and administrative costs comprise of salaries, wages, and benefits, investor communications and marketing expenses, office and technology expenses, transfer agent and regulatory fees and insurance fee. The increase in general and administrative costs was primarily the result of increased post-IPO activities, the commencement of the royalty generator business and the consolidation of administrative expenses incurred by Ely, Golden Valley and Abitibi after their respective acquisitions.

During the three months ended March 31, 2022, the Company incurred professional fees of approximately $1.4 million. Professional fees primarily consisted of transaction-related expenses for completed transactions (including the Company’s acquisition of Golden Valley and Abitibi) and those in process or under evaluation, audit and quarterly review fees, and legal fees for general corporate and securities matters. Excluding costs related to the acquisitions of Ely, Golden Valley and Abitibi and the Elemental Offer, total professional fees totaled $0.8 million for the three months ended March 31, 2022.

During the three months ended March 31, 2022, the Company recognized share-based compensation expense of $1.1 million. Share-based compensation expense represented the vesting of share options, restricted shares and restricted share units granted by the Company to management, directors, employees and consultants. A further $0.3 million represented the fair value of shares issued by the Company to contractors for marketing services for the three ended March 31, 2022.

During the three months ended March 31, 2022, mining operations at the Rawhide Mine were largely suspended due to working capital constraints of the operator. The Company has been informed that the operator is evaluating strategic options to address the constraint including outright sale. The Company has reviewed the underlying circumstances and has determined to recognize an impairment charge of $3.8 million on its Rawhide royalty during the period ended March 31, 2022.

13

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

During the three months ended March 31, 2022, the Company recognized a fair value gain on its derivative liabilities of $1.8 million. The change is primarily as a result of the remeasurement of the fair value of 8,849,251 warrants to purchase common shares of Ely (an “Ely Warrant”) that were outstanding as at March 31, 2022. The Ely Warrants represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model and the change in fair value is recognized in the condensed consolidated statements of comprehensive loss.

During the three months ended March 31, 2022, the Company recognized a fair value gain on its short-term investments of $2.7 million resulting from the increase in the fair value of marketable securities held by it. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market. The Company had a gain of $1.2 million from disposition of marketable securities during the period.

The following table provides a breakdown of selected expenses, which comprise of recurring and transaction specific expenses, for the three months ended March 31, 2022:

	Recurring expenses	Transaction - related expenses	Total
(in thousands of dollars)	($)	($)	($)
Consulting fees	112	375	487
Professional fees	780	585	1,365
	892	960	1,852

Six months ended March 31, 2022, compared to six months ended March 31, 2021

During the six months ended March 31, 2022, the Company earned revenue of approximately $1.2 million. No revenue was earned by the Company for the comparative period of 2021. The revenue primarily consists of revenues relating to royalties and optioned mineral properties acquired in August 2021 and November 2021 through the Company’s acquisitions of Ely, Golden Valley, and Abitibi.

The Company incurred consulting fees of $3.7 million during the six months ended March 31, 2022, compared to $0.3 million for the same period in 2021. The increase in consulting fees consist of one-time, transaction specific expenses related to corporate development and advisory services in connection with the Company’s acquisitions during the period.

During the six months ended March 31, 2022, the Company incurred management and directors’ fees of $0.6 million compared to $0.2 million for the same period in 2021. Management and directors’ fees primarily consisted of salaries paid or payable to members of senior management and fees paid to the directors of the Company. The Company’s Chief Executive Officer and directors did not receive salary or directors’ fees before the completion of the Company’s IPO in March 2021.

During the six months ended March 31, 2022, the Company incurred general and administrative costs of approximately $2.9 million compared to $0.3 million for the same period 2021. General and administrative costs comprise of salaries, wages, and benefits, investor communications and marketing expenses, office and technology expenses, transfer agent and regulatory fees and insurance fee. The increase in general and administrative costs was primarily the result of increased post-IPO activities, the commencement of the royalty generator business and the consolidation of administrative expenses incurred by Ely, Golden Valley and Abitibi after their respective acquisitions. A major component of the insurance fees is related to the directors’ and officers’ liability insurance which the Company put in place upon the completion of the IPO.

During the six months ended March 31, 2022, the Company incurred professional fees of approximately $3.2 million compared to $0.8 million for the same period in 2021. Professional fees primarily consisted of transaction-related expenses for completed transactions (including the Company’s acquisition of Golden Valley and Abitibi) and those in process or under evaluation, audit and quarterly review fees, and legal fees for general corporate and securities matters. Excluding costs related to the acquisitions of Ely, Golden Valley and Abitibi and the Elemental Offer, total professional fees totaled $1.5 million for the six months ended March 31, 2022.

14

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

During the six months ended March 31, 2022, the Company recognized share-based compensation expense of $2.0 million compared to $1.1 million for the same period in 2021. Share-based compensation expense represented the vesting of share options, restricted shares and restricted share units granted by the Company to management, directors, employees and consultants. A further $0.6 million represented the fair value of shares issued by the Company to contractors for marketing services for the six months ended March 31, 2022.

During the six months ended March 31, 2022, mining operations at the Rawhide Mine were suspended due to working capital constraints. Rawhide’s management are evaluating strategic options to address the constraint including outright sale. The Company has reviewed the underlying circumstances and has determined to recognize an impairment charge of $3.8 million on its Rawhide royalty during the period ended March 31, 2022.

During the six months ended March 31, 2022, the Company recognized a fair value gain on its derivative liabilities of $1.9 million. The change is primarily as a result of the remeasurement of the fair value of 8,849,251 Ely Warrants that were outstanding as at March 31, 2022.

During the six months ended March 31, 2022, the Company recognized a fair value gain on its short-term investments of $3.2 million resulting from the increase in the fair value of marketable securities held by it. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market. The Company had a gain of $1.2 million from disposition of marketable securities during the period.

The following table provides a breakdown of the selected expenses, which comprise of recurring and transaction specific expenses, for the six months ended March 31, 2022:

	Recurring expenses	Transaction -related expenses	Total
(in thousands of dollars)	($)	($)	($)
Consulting fees	354	3,375	3,729
Professional fees	1,538	1,643	3,181
	1,892	5,018	6,910

Liquidity and Capital Resources

	As at March 31,	As at September 30,
	2022	2021
(in thousands of dollars)	($)	($)
Cash and cash equivalents	10,455	9,905
Working capital (current assets less current liabilities)	19,298	6,380
Total assets	678,035	279,499
Total current liabilities	14,583	6,921
Accounts payable and accrued liabilities	5,037	6,921
Total non-current liabilities	138,779	47,260
Shareholders’ equity	524,673	225,318

As at March 31, 2022, the Company had cash and cash equivalents of $10.5 million compared to $9.9 million at September 30, 2021, royalty and other mineral interests with a carrying value of $640.9 million which were acquired through issuances of the Company’s common shares and cash, and accounts payable and accrued liabilities of $5.0 million compared to $6.9 million at September 30, 2021. The increase in current liabilities of $7.7 million over the six months period ended March 31, 2022 was primarily attributed to the drawdown of $10 million from the Facility. As at March 31, 2022, the Company had working capital of $19.3 million as compared to $6.4 million as at September 30, 2021.

15

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

As at March 31, 2022, the Company had available liquidity of approximately $25 million, compared to $4 million as at September 30, 2021.

The Company’s principal sources of financing to date have been the prior issuance of shares, by way of private placement, and the IPO, the Facility and revenue generated by the Company’s interests. The Company also acquired cash and marketable securities of approximately $35.6 million. in connection with its acquisition of Golden Valley and Abitibi in the six months ended March 31, 2022. The Company believes that it has sufficient cash and cash equivalents to meet its obligations and to finance its planned activities over the next 12 months. Over the long term, the Company expects to meet its obligations and finance its growth plan through revenue generating from its royalty interests, issuance of securities pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

See “Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Cash Flows and Capital Resources

Operating Activities

Net cash used in operating activities during the six months ended March 31, 2022 was $15.7 million, which reflected a net loss of $9.2 million offset by non-cash items including the Company’s share-based compensation of $2.0 million and deduction of the non-cash change in fair value of short-term investments and derivative liabilities. Non-cash working capital changes includes a decrease in prepaids and other receivables of $0.4 million and a decrease in accounts payable and accrued liabilities of $1.8 million. Significant operating expenditures during the period included consulting fees, management salaries and directors’ fees, general and administrative costs and professional fees of approximately $10.4 million.

Investing Activities

During the six months ended March 31, 2022, the Company made an investment in royalty and other mineral interests of $15.4 million and acquired cash and restricted cash for a total amount of $12.2 million from the business combination with Golden Valley and Abitibi. The Company also received cash proceeds from disposal of marketable securities of $9.6 million and option payments of approximately $1.5 million.

Financing Activities

During the six months ended March 31, 2022, net cash provided by financing activities was $8.8 million which primarily represented net proceeds from drawing down the Facility of $9.6 million and proceeds from the exercise of Ely Warrants of $0.7 million.

On January 18, 2022, the Company announced the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. The dividend of $1.3 million was paid on March 31, 2022 to shareholders of record as of the close of business on March 15, 2022.

16

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Contractual Obligations

As at March 31, 2022, the Company has the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
(in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Royalty financing (1)	$4,397	$4,397	-	-	-
Lease obligation	$232	$65	$123	$44	-
Revolving credit facility	$9,546	$9,546	-	-	-
Government loan	$48	-	$48	-	-
Total	$14,223	$14,008	$171	$44	-

Notes:

(1) Represents royalty financing transaction with Monarch whereby the Company provided $3.6 million (C$4.5 million) in additional royalty financing to Monarch in exchange for increasing the size of the Company’s existing royalties and $0.8 million (C$1 million) in equity financing by participating in Monarch’s marketed private placement

Off-Balance Sheet Arrangements

At March 31, 2022, the Company did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

During the three and six months ended March 31, 2022, the Company incurred $0.2 million and $0.5 million in office and technology expenses for website design, hosting and maintenance services provided by Blender Media Inc. (“Blender”), a company controlled by a family member of Amir Adnani, a director of the Company and which is in the business of providing such services to public companies. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as compensation for the expanded scope of digital marketing services for a contract term ending on June 27, 2022. During the three and six months ended March 31, 2022, the Company recognized share-based compensation expense of $0.2 million and $0.4 million, respectively, in respect of this contract.

Related party transactions are based on the amounts agreed to by the parties. During the six months ended March 31, 2022, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and six months ended March 31, 2022 and 2021 are as follows:

	For the three months ended		For the six months ended
	March 31		March 31
	2022	2021	2022	2021
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	284	94	465	129
Directors’ fees	61	23	97	23
Share-based compensation	690	947	1,130	1,025
	1,035	1,064	1,692	1,177

17

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

●	The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates by the operators of the projects underlying the Company’s royalty and similar interests of the amount of minerals that can be economically and legally extracted from the mining properties, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company’s royalty interests.

●	The Company’s business is the acquisition of royalties and other mineral property interests. Royalties and other mineral property interests can have unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty interests generally require a high degree of judgement and include estimates of Mineral Reserves and Mineral Resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●	The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve or resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis. During the six months ended March 31, 2022, the Company tested it material assets for impairment and identified impairment indicators on the Rawhide royalty. As a result, the Company recorded an impairment charge of $3.8 million.

●	The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

18

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

●	In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s royalties, on the operations of its partners, on its employees and on global financial markets.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan and derivative liabilities. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. The fair value of the Company’s other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, equity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions. The Company’s maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at March 31, 2022 was $19.3 million compared to $6.4 million as at September 30, 2021. The Company’s accounts payable and accrued liabilities and bank loan are expected to be realized or settled, respectively, within a one-year period.

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, bank loan and derivative liabilities are minimal.

19

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at March 31, 2022, a 10% change in the market price of these investments would have an impact of approximately $1.4 million on net loss.

Outstanding Share Data

As at the date hereof, the Company has 134,408,631 common shares, 10,350,000 common share purchase warrants, 160,510 restricted share units and 6,017,562 share options outstanding. In addition, there are 13,518,252 Ely Warrants outstanding as at the date hereof, representing the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. Accordingly, the Ely Warrants are exercisable into 3,311,971 GRC Shares.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the six months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the six months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

20

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	the Company’s plans and objectives, including its acquisition and growth strategy;
●	the Company’s future financial and operational performance, including expectations regarding projected future revenues;
●	royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;
●	expectations regarding the royalty and other interests of the Company;
●	the plans of the operators of properties where the Company owns royalty interests;
●	estimates of Mineral Reserves and Mineral Resources on the projects in which the Company has royalty interests;
●	estimates regarding future revenue, expenses and needs for additional financing;
●	adequacy of capital and financing needs; and
●	expectations regarding the impacts of COVID-19 on the operators of the properties underlying the Company’s interests.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

●	the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate, including that such operators will meet their disclosed production targets and expectations;
●	current gold, base metal and other commodity prices will be sustained, or will improve;
●	the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
●	any additional financing required by the Company will be available on reasonable terms; and
●	operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

●	dependence on third-party operators;
●	a substantial majority of the Company’s current royalty interests are exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended March 31, 2022

●	volatility in gold and other commodity prices;
●	the Company has limited or no access to data or the operations underlying its interests;
●	a significant portion of the Company’s revenues is derived from a small number of operating properties;
●	the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;
●	the Company may enter into acquisitions and other material transactions at any time;
●	the Company’s future growth is to a large extent dependent on its acquisition strategy;
●	as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
●	certain of the Company’s royalty interests are subject to buy-back or other rights of third-parties;
●	risks related to epidemics, pandemics or other public health crises, including COVID-19, and the potential impact thereof on the Company and the operators of the properties underlying its interests;
●	risks related to Mineral Reserve estimates and Mineral Resource estimates completed by third-party owners and operators on the projects underlying the Company’s interests, including that such estimates may be subject to significant revision;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	potential conflicts of interests;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	the availability of any necessary financing in the future on acceptable terms or at all;
●	litigation risks;
●	the Company holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value; and
●	the other factors discussed under “Item 3. Key Information – D. Risk Factors” in the Company’s Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedar.com and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see “Item 3. Key Information – D. Risk Factors” in the Annual Report for further information regarding key risks faced by the Company.

Technical Information

Except where otherwise stated, the disclosure herein relating to the properties underlying the Company’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

The scientific and technical information contained in this document relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under National Instrument 43-101 – Standards for Disclosure of Mineral Projects and a member of Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com and www.sec.gov.

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